Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2012 FINANCIAL RESULTS AND CHARTER EXTENSION FOR M/T AMORE MIO II.

ATHENS, Greece, January 31, 2013 -- Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international owner of modern tanker, dry bulk and container vessels today released its financial results for the fourth quarter ended December 31, 2012.

The Partnership’s net loss for the quarter ended December 31, 2012, was $35.0 million, including an impairment charge of $43.2 million (the “Impairment Charge”); excluding the Impairment Charge a net income of $8.2 million would have been reported. The Impairment Charge, which is a non cash item, represents the difference between the carrying values and the fair market values of the M/T ‘Alexander the Great’ and the M/T ‘Achilleas’ on the date they were sold by CPLP to our Sponsor, Capital Maritime & Trading Corp (“Capital Maritime” or “CMTC”) in exchange for the M/V ‘Archimidis’ and the M/V ‘Agamemnon’, respectively, which was effected on December 22, 2012 and announced on January 7, 2013.

After taking into account the $3.3 million preferred interest in net income attributable to the holders of 15,555,554 Class B Convertible Preferred Units issued during the second quarter of 2012 (the “Class B Units” and the “Class B Unitholders”),  the result was a $0.55 net loss per limited partnership unit, which is $0.61 lower than the $0.06 net income per unit from the previous quarter ended September 30, 2012, and $0.57 lower than the $0.02 net income per unit in the fourth quarter of 2011.  If the reductions in income resulting from the preferred interest in income attributable to the Class B Unitholders and the Impairment Charge were excluded, the result per limited partnership unit for the quarter ended December 31, 2012, would have been a net income of $0.12, an improvement to the $0.02 net income per unit in the fourth quarter of 2011.

Operating surplus for the quarter ended December 31, 2012, was $22.5 million, which is $0.6 million higher than the $21.9 million from the third quarter of 2012, and $6.7 million higher than the $15.8 million from the fourth quarter of 2011. The operating surplus adjusted for the payment of distributions to the Class B Unitholders was $19.2 million for the quarter ended December 31, 2012. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the

Partnership and other master limited partnerships. Please refer to the section “Appendix A” at the end of the press release, for a reconciliation of this non-GAAP measure to net loss.

Revenues for the fourth quarter of 2012 were $38.3 million, including $0.3 million in profit sharing revenues, compared to $44.0 million in the fourth quarter of 2011. The Partnership’s higher revenues in the fourth quarter of 2011 reflect primarily the fact that following the acquisition of Crude Carriers on September 30, 2011 a number of the Partnership’s vessels were trading under voyage charters earning voyage income of $9.7 million, compared to $0.0 voyage income in the fourth quarter of 2012.

Total expenses for the fourth quarter of 2012 were $69.5 million compared to $35.3 million in the fourth quarter of 2011, primarily driven by an increase in expense resulting from the Impairment Charge and a decrease in voyage expenses, as the Partnership’s vessels were trading under period charters during the fourth quarter of 2012. The vessel operating expenses for the fourth quarter of 2012 amounted to $11.2 million compared to $11.9 million in the fourth quarter of 2011, including a $4.7 million charge by a subsidiary of our Sponsor, Capital Maritime, for the commercial and technical management of our fleet under the terms of our management agreements, compared to $7.8 million in the fourth quarter of 2011. The total expenses for the fourth quarter of 2012 also include $12.0 million in depreciation, compared to $12.3 million in the fourth quarter of 2011. General and administrative expenses for the fourth quarter of 2012 amounted to $2.3 million, which include a $0.8 million non-cash charge related to the Partnership’s Omnibus Incentive Compensation Plans.

Total other expense, net for the fourth quarter of 2012 amounted to $3.8 million compared to $7.6 million for the fourth quarter of 2011, as the result of the decrease in the interest expense and finance cost for the fourth quarter of 2012, which  reflects the expiration of certain interest rate swaps and the reduction of the Partnership’s total debt when compared to the fourth quarter of 2011.

As of December 31, 2012, the Partners’ capital amounted to $573.8 million, which is $56.5 million higher than the Partners’ capital as of December 31, 2011. This increase primarily reflects the issuance of the 15,555,554 Class B Units, which raised gross proceeds of approximately $140.0 million, combined with the payment of $73.3 million in common and Class B distributions since December 31, 2011 and the net loss for the fourth quarter of 2012.

As of December 31, 2012, the Partnership's total debt had decreased by $175.2 million to $458.4 million, compared to total debt of $633.6 million as of December 31, 2011. In connection with the issuance of the Class B Units, the Partnership executed amendments to its three credit facilities and prepaid debt of $149.6 million, also utilizing part of its cash balances. The amendments provide for a deferral of all remaining scheduled amortization payments that were due between 2012 and 2015 (inclusive) under each of the Partnership’s credit facilities until March 31, 2016. As of December 31, 2012, the Partnership had swapped $59.1 million of its debt into fixed rates, whereas the remaining $399.3 million of its total debt of $458.4 million is in floating rates.

One Year Time Charter Extension for Amore Mio II And Other Fleet Developments

BP Singapore Pte Ltd (BP Singapore) has extended the time charter employment of the M/T ‘Amore Mio II’ (159,982 dwt, built 2001 by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea) for floating storage, at a gross rate of $17,500 per day from March 2013 until February 2014 (inclusive of charterer’s option to extend for a further 3 months).

On January 7, 2013, the Partnership announced the acquisition of two post panamax container vessels, the M/V ‘Archimidis’ (7,943TEU, built 2006 Daewoo Shipbuilding, S. Korea) and the M/V ‘Agamemnon’ (7,943TEU, built 2007 Daewoo Shipbuilding, S. Korea). Both the M/V ‘Archimidis’ and the M/V ‘Agamemnon’ are employed on time charters with the industry leader A.P. Moller-Maersk A.S. (“Maersk Line”) at a gross daily rate of $34,000 per day with earliest redelivery in November 2015 and August 2015, respectively. Maersk Line has the option to extend the charter of both vessels for an additional four years at a gross daily rate of $31,500 and $30,500 per day, respectively for the fourth and fifth year and $32,000 per day for the final two years. If all options were to be exercised, the employment of the vessels would extend to July 2019 for the M/V ‘Agamemnon’ and December 2019 for the M/V ‘Archimidis’.

As consideration for the acquisition of the two container vessels, CPLP contributed the VLCC tankers M/T ‘Alexander The Great’ (297,958 dwt, built 2010 Universal Shipbuilding Corporation, Japan) and M/T ‘Achilleas’ (297,863 dwt, built 2010 Universal Shipbuilding Corporation, Japan) to CMTC, both of which were under charter to CMTC at $28,000 per day.

The transaction was unanimously recommended by the Partnership’s Conflicts Committee and unanimously approved by the Partnership’s Board. The effective date of the transaction was December 22, 2012.

On  January 7, 2013, the Partnership also announced that the M/T ‘Arionas’ (36,725dwt, Ice 1A IMO II/III, built 2006 Hyundai Mipo Dockyard Co Ltd) has extended its employment with CMTC for an additional 12 months (+/- 30 days) at an increased gross rate of $13,800 per day with earliest expected redelivery in September 2013.

As of December 31, 2012 the Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) on long term bareboat charters to subsidiaries of Overseas Shipholding Group Inc. (“OSG”).  These charters were scheduled to terminate, approximately, in February, July and September of 2018, respectively, and are at rates that are substantially above current market rates.  On November 14, 2012, OSG made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.  OSG has requested that the Partnership reduce the charter rates for their remaining terms to substantially lower rates.  The Partnership has been in discussions with OSG regarding this matter.  No assurance can be given that we will reach an agreement with OSG regarding the remaining duration, rate and terms of the charters, or our rights in the bankruptcy proceeding, or, if any such agreement is reached, that it will be approved by the bankruptcy court.

Market Commentary

Overall, product tanker spot earnings in the fourth quarter of 2012 improved considerably with average earnings for the quarter reaching the highest level since the first quarter of 2009. Demand for product tankers was quite robust in all main product tanker markets, as increased arbitrage opportunities in the Atlantic basin and increased demand for Medium Range tankers (“MRs”) in the East led spot rates to increase.

Product tanker period market activity improved during the course of the fourth quarter of 2012, as more charterers sought to take period coverage and at slightly higher time charter rates compared to the third quarter of 2012.

On the supply side, the product tanker order book experienced substantial slippage during 2012, as approximately 55% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Analysts expect that net fleet growth for MR and handy size product tankers for 2013 will be in the region of 3.6%, while overall demand for product tankers for the year has been revised up to 4.2%. We believe the improving demand and supply balance of the product tanker market should continue to positively affect spot and period charter rates going forward.

The Suezmax spot market improved towards the end of the fourth quarter, as increased demand out of West Africa to the US and delays in the Turkish Straits pushed rates considerably higher from the low levels experienced during most of the fourth quarter of 2012. Overall, average spot earnings for crude vessels in 2012 improved slightly when compared to 2011, due to a strong first half of 2012, when a spike in OPEC production, together with aggressive stock building and longer trading distances in response to the Iranian supply issues, exerted upward pressure on rates.

Slippage for the Suezmax tanker order book as of the end of December 2012 continued to affect tonnage supply as approximately 34% of the expected Suezmax newbuildings were not delivered on schedule. Industry analysts expect the Suezmax tanker order book slippage and cancellations to increase going forward due to the historically weak spot market, the soft shipping finance environment and downward pressure on asset values. Suezmax tanker demand is expected to grow by 5.2% in the full year 2013 with net fleet growth projected at 5.6%.

Quarterly Common and Class B Unit Cash Distribution

On January 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per common unit for the fourth quarter of 2012, in line with management’s annual guidance. The fourth quarter common unit cash distribution will be paid on February 15, 2013, to unit holders of record on February 8, 2013.

In addition, on January 22, 2013, the Board of Directors of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the fourth quarter of 2012, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The fourth quarter Class B Unit cash distribution will be paid on February 8, 2013, to Class B Unitholders of record on February 1, 2013.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner, commented:

“We are very pleased to have completed a number of very important transactions for the Partnership during 2012, first with the issuance of $140.0 million of Class B Convertible Units leading to the prepayment of a significant part of our debt and the deferral of the Partnership's remaining debt amortization, secondly with the acquisition of the two 8,000TEU container vessels with long term employment to a highly reputable counterparty, Maersk Line, thus exposing the Partnership to a sector with attractive long term fundamentals, and finally by continuing to secure attractive period employment for our fleet. Taking into account these steps, in conjunction with the expected improvement in the fundamentals of the product tanker market going forward, the improved charter coverage of our fleet following our entry in the container market and the decreased exposure to the crude tanker market through the disposal of the two VLCCs, should positively affect the future outlook of our cash flows.”

Mr Lazaridis concluded: “After taking into account the recent developments in OSG - one of our charterers - I would like to reiterate our commitment to the $0.93 per unit annual distribution guidance going forward, and to the continued enhancement of our financial flexibility in order to pursue growth opportunities and forge a pathway to distribution growth.”

Conference Call and Webcast
Today, Thursday January 31, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0(871) 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 90459391#

Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage, the outcome of the OSG bankruptcy proceedings and the actions of OSG and other parties, as well as market and charter rate expectations and expectations regarding our quarterly distributions, ability to pursue growth opportunities and grow our distributions and annual distribution guidance may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 25 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Comprehensive (Loss) / Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended December 31,		For the year ended December 31,
	2012	2011	2012	2011

Revenues	20,949	31,810	84,012	98,517
Revenues – related party	17,360	12,144	69,938	31,799
Total Revenues	38,309	43,954	153,950	130,316

Expenses:
Voyage expenses	777	8,620	5,114	11,565
Voyage expenses related party	133	165	554	165
Vessel operating expenses - related party	4,727	7,752	23,634	30,516
Vessel operating expenses	6,476	4,107	22,126	4,949
General and administrative expenses	2,252	2,378	9,159	10,609
Gain on sale of vessel to third parties	-	-	(1,296)	-
Depreciation	11,994	12,253	48,235	37,214
Vessels’ impairment charge	43,178	-	43,178	-
Operating (loss) / income	(31,228)	8,679	3,246	35,298
Non-operating income (expense),net:
Gain from bargain purchase	-	-	-	82,453
Other income (expense), net:
Interest expense and finance cost	(3,852)	(9,001)	(26,658)	(33,820)
Gain on interest rate swap agreement	25	1,043	1,448	2,310
Interest and other income	48	318	775	879
Total other expense, net	(3,779)	(7,640)	(24,435)	(30,631)
Net (loss) / income	(35,007)	1,039	(21,189)	87,120
Preferred unit holders’ interest in Partnership’s net income	3,325	-	10,809	-
General Partner’s interest in Partnership’s net (loss) / income	(767)	21	(640)	1,742
Common unit holders’ interest in Partnership’s net (loss) / income	(37,565)	1,018	(31,358)	85,378
Net (loss) / income per:
• Common units (basic and diluted)	(0.55)	0.02	(0.46)	1.78
Weighted-average units outstanding:
• Common units (basic and diluted)	68,383,478	68,182,501	68,256,072	47,138,336

Comprehensive (loss) / income:
Partnership’s net (loss) / income	(35,007)	1,039	(21,189)	87,120
Other Comprehensive income:
Unrealized gain on derivative instruments	467	4,565	10,762	17,518

Comprehensive (loss) / income	(34,540)	5,604	(10,427)	104,638

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$43,551	$53,370
Trade accounts receivable, net	2,346	3,415
Prepayments and other assets	1,259	1,496
Inventories	2,333	4,010
Total current assets	49,489	62,291
Fixed assets
Vessels, net	959,550	1,073,986
Total fixed assets	959,550	1,073,986
Other non-current assets
Trade accounts receivable	848	-
Above market acquired charters	47,720	51,124
Deferred charges, net	2,021	2,138
Restricted cash	10,500	6,750
Total non-current assets	1,020,639	1,133,998
Total assets	1,070,128	$1,196,289
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt	$-	$18,325
Trade accounts payable	4,776	8,460
Due to related parties	17,447	10,572
Derivative instruments	467	8,255
Accrued liabilities	2,781	2,286
Deferred revenue	10,302	7,739
Total current liabilities	35,773	55,637
Long-term liabilities
Long-term debt	458,365	615,255
Deferred revenue	2,162	3,649
Derivative instruments	-	4,422
Total long-term liabilities	460,527	623,326
Total liabilities	496,300	678,963
Commitments and contingencies
Partners’ capital	573,828	517,326
Total liabilities and partners’ capital	$1,070,128	$1,196,289

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the years ended December 31,
	2012	2011
Cash flows from operating activities:
Net (loss) / income	$(21,189)	$87,120
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	48,235	37,214
Vessel impairment	43,178	—
Gain from bargain purchase	—	(82,453)
Amortization of deferred charges	480	809
Amortization of above market acquired charters	7,904	5,489
Equity compensation expense	3,826	2,455
Gain on interest rate swap agreement	(1,448)	(2,310)
Gain on sale of vessels to third parties	(1,296)	—
Changes in operating assets and liabilities:
Trade accounts receivable	221	7,211
Due from related parties	—	2
Prepayments and other assets	237	(589)
Inventories	1,677	5,576
Trade accounts payable	(5,594)	(4,600)
Due to related parties	7,009	(4,507)
Accrued liabilities	480	(247)
Deferred revenue	1,078	5,369
Net cash provided by operating activities	84,798	56,539
Cash flows from investing activities:
Vessel acquisitions and new building advances	(1,614)	(27,003)
Additions to restricted cash	(3,750)	(1,500)
Proceeds from sale of vessels	21,299	—
Cash and cash equivalents acquired in business acquisition	—	11,847
Net cash provided by / (used in) investing activities	15,935	(16,656)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	140,000	1,470
Expenses paid for issuance of Partnership units	(1,673)	—
Proceeds from issuance of long-term debt	—	159,580
Payments of long-term debt	(175,215)	(134,580)
Loan issuance costs	(348)	(338)
Dividends paid	(73,316)	(45,116)
Net cash used in financing activities	(110,552)	(18,984)
Net (decrease) / increase in cash and cash equivalents	(9,819)	20,899
Cash and cash equivalents at beginning of period	53,370	32,471
Cash and cash equivalents at end of period	43,551	53,370
Supplemental Cash Flow Information
Cash paid for interest	$25,864	$32,210
Non-Cash Investing and Financing Activities
Fair value of vessels transferred-in, M/V Archimidis and M/V Agamemnon	$133,000	—
Fair value of vessels transferred out, M/T Alexander the Great and M/T Achilleas, reduced by the net cash consideration received	$(137,500)	—
Acquisition of above market time charter	$4,500	$48,551
Units issued to acquire M/V Cape Agamemnon	—	$57,055
Capital expenditures included in liabilities	$134	$252
Offering expenses included in liabilities	$1,908	—
Crude’s net assets at the completion of the business acquisition	—	$211,144
Units issued to acquire Crude	—	$155,559
Fair value of Crude’s Equity Incentive Plan attributable to precombination services	—	$1,505

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense, the Impairment Charge and deferred revenue. In prior periods the Partnership designated a separate reserve in its calculation of Operating Surplus for “Replacement Capital Expenditures.” The intent of this reserve is to invest, rather than distribute, an amount of cash flow each quarter so that the Partnership will be able to replace vessels in its fleet as those vessels reach the end of their useful lives. Based on current estimates of future vessel replacement costs, prior levels of Replacement Capital Expenditure reserves and investment returns from previous Replacement Capital Expenditure reserves, the Board of Directors has determined not to reserve additional Replacement Capital Expenditures for the fourth quarter. The Board of Directors will continue to review its Replacement Capital Expenditure requirements on a quarterly basis. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the three-months period ended December 31, 2012.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2012
Net loss	$(35,007)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,833
Deferred revenue	1,486
Vessels impairment charge	43,178
OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	22,490
Class B preferred units distribution	(3,325)
ADJUSTED OPERATING SURPLUS	19,165
Increase in recommended reserves	(2,707)
AVAILABLE CASH	$16,458